Shearman & Sterling LLP

WRITER’S EMAIL ADDRESS:
shawn.pelsinger@shearman.com

November 16, 2012

VIA EMAIL (WITH ENCLOSURE) AND EDGAR
Kimberly Browning
Senior Counsel
Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549

Re: SkyBridge G II Fund LLC
(File Nos. 333-174399 and 811-22561)

Dear Ms. Browning:

On behalf of the aforementioned registrant (the “Company”), we filed today Post-Effective Amendment No. 1 under the Securities Act of 1933 and Amendment No. 3 under the Investment Company Act of 1940 to the Company’s Registration Statement on Form N-2 (listed as an EDGAR POS 8C filing).

This amendment is being filed to amend the Registration Statement on Form N-2 (last filed by the Company as an EDGAR 497 filing on October 26, 2011, declared effective on October 27, 2011) to add financial information that has been derived from the Company’s most recent audited report for the period ended September 30, 2012. Note that pursuant to your request, we confirm that the Company is not currently selling shares under the 497 filing made in error on November 9, 2012 and will not do so prior to a declaration of effectiveness. The Company is actively marketing shares under the 2011 Registration Statement, though no sales have been made. A first closing for the Company is expected on or about January 1, 2013.

I am enclosing for your convenience with the email transmission of this letter a courtesy marked copy showing changes against the 497 filing from October 26, 2011.  Please do not hesitate to call us with any questions or concerns; I can be reached at (212) 848-5242 and Nathan Greene can be reached at (212) 848-4668.

Sincerely,

/s/ Shawn K. Pelsinger

Shawn K. Pelsinger

Enclosures